Exhibit 99.1

Classified Ventures, LLC

Consolidated Financial Statements

For the Years Ended December 31, 2012, 2011 and 2010

Classified Ventures, LLC

Index

December 31, 2012, 2011 and 2010

Page(s)

Report of Independent Auditors

Financial Statements

Consolidated Balance Sheets	1

Consolidated Statements of Operations	2

Consolidated Statements of Cash Flows	3

Consolidated Statements of Changes in Members’ Equity	4

Notes to Consolidated Financial Statements	5-17

Independent Auditor’s Report

To the Board of Directors and Members of Classified Ventures, LLC

We have audited the accompanying consolidated financial statements of Classified Ventures, LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2012 and December 31, 2011, and the related consolidated statements of operations, of changes in members’ equity and of cash flows for each of the three years ended December 31, 2012.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Classified Ventures, LLC and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years ended December 31, 2012, 2011, and 2010 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP
Chicago, IL
February 22, 2013

Classified Ventures, LLC

Consolidated Balance Sheets

December 31, 2012 and 2011

(In thousands of dollars)	2012	2011
Assets
Current assets
Cash and cash equivalents	$19,059	$30,882
Restricted cash	—	45,253
Marketable securities held in trust	2,267	2,280
Accounts receivable, net of allowance for doubtful accounts of $1,858 and $1,818 respectively	64,248	51,252
Affiliate Investor accounts receivable	8,522	8,147
Prepaid expenses & other current assets	7,240	5,801
Total current assets	101,336	143,615

Property and equipment, net of accumulated depreciation	19,906	17,252
Marketable securities held in trust, less current portion	8,832	8,137
Goodwill	15,868	15,868
Investment	5,002	—
Definite lived intangible assets	343	601
Total assets	$151,287	$185,473

Liabilities and Members' Equity
Current liabilities
Accounts payable	$9,550	$9,270
Accrued compensation and related costs	13,426	12,125
Accrued expenses & other current liabilities	21,812	25,090
Dividend payable	—	45,253
Deferred revenue	852	1,723
Current portion deferred Long Term Incentive Plan	2,267	2,280
Total current liabilities	47,907	95,741

Deferred Long Term Incentive Plan, less current portion	8,104	7,649
Deferred rent	3,940	4,829
Total liabilities	59,951	108,219

Commitments and contingencies (Note 16)
Members' equity	91,336	77,254
Total liabilities and members' equity	$151,287	$185,473

The accompanying notes are an integral part of these financial statements.

Classified Ventures, LLC

Consolidated Statements of Operations

Years Ended December 31, 2012, 2011 and 2010

(In thousands of dollars)	2012	2011	2010

Operating revenue
Net revenue	$353,624	$300,931	$256,866
Net revenue Affiliate Investor	79,613	70,923	64,103
Total net operating revenue	$433,237	$371,854	$320,969

Operating expenses
Product support, technology and operations	102,892	88,302	78,036
Marketing and sales	188,375	163,277	141,245
General and administrative	34,239	32,311	32,058
Affiliate revenue share	19,808	15,185	13,176
Total operating expenses	345,314	299,075	264,515
Operating income	87,923	72,779	56,454

Other income (loss)
Interest income	—	12	72
Gain (loss) on investments	908	(26)	841
Income from continuing operations	88,831	72,765	57,367

Discontinued operations
(Loss) from discontinued operations (including goodwill impairment charges of $11,513 in 2010)	(749)	(316)	(12,121)
Net income	$88,082	$72,449	$45,246

The accompanying notes are an integral part of these financial statements.

Classified Ventures, LLC

Consolidated Statements of Cash Flows

Years Ended December 31, 2012, 2011 and 2010

(In thousands of dollars)	2012	2011	2010

Cash flows from operating activities
Net income	$88,082	$72,449	$45,246
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	9,300	9,099	8,974
Goodwill impairment charges	—	—	11,513
Deferred compensation	3,031	2,405	2,216
Loss on disposition of property and equipment	15	—	—
Loss (gain) on trading securities related to deferred compensation	(908)	26	(841)
Provision for accounts receivable	2,453	1,302	2,120
Purchase of trading securities related to deferred compensation plan	(2,363)	(2,755)	(2,217)
Change in operating assets and liabilities
Accounts receivable	(15,824)	(12,888)	(6,663)
Prepaid expenses and other current assets	(1,439)	92	1,536
Accounts payable	(363)	(3,044)	(5,774)
Accrued expenses and other current liabilities	(2,601)	5,397	3,808
Deferred revenue	(871)	804	(1,084)
Deferred rent	(889)	(822)	(1,146)
Other long term liabilities	—	(8)	632
Net cash provided by operating activities	77,623	72,057	58,320
Cash flows from investing activities
Change in restricted cash	45,253	(18,884)	(26,369)
Purchase of patent	—	—	(150)
Proceeds from the sale of property and equipment	42	—	—
Purchase of investment	(5,002)	—	—
Purchase of property and equipment	(10,486)	(5,926)	(8,916)
Net cash provided / (used) in investing activities	29,807	(24,810)	(35,435)
Cash flows from financing activities
Dividend paid to investors	(119,253)	(49,126)	(68,631)
Business acquisition earnout payment	—	—	(1,138)
Net cash used in financing activities	(119,253)	(49,126)	(69,769)
Net decrease in cash	(11,823)	(1,879)	(46,884)
Cash and cash equivalents
Beginning of years	30,882	32,761	79,645
End of years	$19,059	$30,882	$32,761

Supplemental disclosure of noncash investing and financing activities
Purchases of property, plant and equipment in accrued liabilities and accounts payables at the end of the years	$1,635	$367	$269
Dividends declared but not paid	—	18,874	26,369

The accompanying notes are an integral part of these financial statements.

Classified Ventures, LLC

Consolidated Statements of Changes in Members’ Equity

Years Ended December 31, 2012, 2011 and 2010

(Units and dollars in thousands)

	Members’ Equity
	Common Units				Treasury Units				Additional
	Class A		Class B		Class A		Class B		Paid-In	Accumulated
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Capital	Deficit	Total

Balance at December 31, 2009	184,873	$1,848	1,579	$16	(5,710)	$—	(1,579)	$(2,416)	$468,960	$(345,849)	$122,559

Net Income										45,246	45,246
Dividends paid to investors									(68,631)		(68,631)
Dividend payable to investor									(26,369)		(26,369)

Balance at December 31, 2010	184,873	$1,848	1,579	$16	(5,710)	$—	(1,579)	$(2,416)	$373,960	$(300,603)	$72,805

Net Income										72,449	72,449
Dividends paid to investors									(49,126)		(49,126)
Dividend payable to investor									(18,874)		(18,874)

Balance at December 31, 2011	184,873	$1,848	1,579	$16	(5,710)	$—	(1,579)	$(2,416)	$305,960	$(228,154)	$77,254

Net Income										88,082	88,082
Dividends paid to investors									(74,000)		(74,000)

Balance at December 31, 2012	184,873	$1,848	1,579	$16	(5,710)	$—	(1,579)	$(2,416)	$231,960	$(140,072)	$91,336

The accompanying notes are an integral part of these financial statements.

Classified Ventures, LLC

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

1.              Summary of Significant Accounting Policies

Basis of Presentation

Classified Ventures, LLC (the “Company”) is a strategic joint venture among five large media partners whose objectives are to collectively capitalize on revenue growth in the online classified categories of automotive, rentals and real estate. The strategic partners are Gannett Co., Inc., The McClatchy Company, Tribune Company, The Washington Post Company and A.H. Belo Corporation (the “Investors”).

The Company provides online services in classified advertising marketplaces that build upon the local capabilities and expertise of its affiliated network of approximately 120 newspapers and television stations (the “Affiliates”). Investor Affiliates are Affiliates that are owned by our Investors and Non-Investor Affiliates are Affiliates that are not owned by our Investors.  In the automotive category, the Company has the nationally branded website, cars.com ™, (www.cars.com). In the rentals category, the Company has the nationally branded website, apartments.com™, (www.apartments.com). In the real estate category, the Company has the nationally branded website, HomeGain.com™, (www.homegain.com).

In February 2009, the Company purchased the assets of ApartmentHomeLiving.com, an online classified listing site for apartment rental properties based in Austin, Texas, for a cash payment of $2 million. The agreement also provided for additional payments to be made if certain earnings and traffic targets were met in the future, such payments totaled $1.5 million in 2010 and $1.7 million in 2009. This purchase enhances the product offering of Apartments.com along with expanding the existing customer base.

The Company provided administrative services to HomeFinder.com through a shared services agreement. The Company’s 2012, 2011 and 2010 financial results recognize revenue from the shared services agreement to the extent that expenses were incurred on behalf of the HomeFinder.com business. The services are charged at cost resulting in no impact to net income.

Revenue Recognition

The primary source of revenue for the Company is from the sale of online subscription advertising products for the automotive, rentals and real estate industry segments. Online advertising sales to Affiliates, auto dealers, property managers, real estate agents, brokers and private parties are recognized as the service is delivered. Revenue is recorded net of credits.

The Company also sells banner and sponsorship advertising on its websites, pursuant to fixed fee or transaction based contracts. The customers are billed for impressions delivered or click-throughs on their advertisements.  An impression is the display of an advertisement to an end-user on the website and is a measure of volume.  A click-through occurs when an end-user clicks on an impression.  Revenue is recognized evenly over the contract term for fixed fee contracts where a minimum number of impressions or click-throughs is not guaranteed.  Revenue is recognized as the service is delivered for transaction based contracts. If the impressions or click-throughs delivered are less than the amount billed, the difference is recorded as deferred revenue and recognized as earned.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.

Classified Ventures, LLC

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of deposits in money market funds.

Restricted Cash

The Company had restricted cash of $0 and $45 million at December 31, 2012 and 2011, respectively, which was restricted to be used to pay dividends declared and payable in 2011 and 2010 to one of the Investors. The full restricted amount was disbursed to the Investor on February 9, 2012.

Marketable Securities Held in Trust

The Company’s marketable securities held in trust relate to the deferred compensation plan (see Note 13) and are classified as trading securities, with unrealized gains and losses included in the Company’s consolidated statements of operations. The marketable securities held in trust were $11.1 million, $10.4 million and $9.4 million as of December 31, 2012, 2011 and 2010, respectively.

Property and Equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives as follows:

Computer software and hardware	3-5 years
Furniture and fixtures	7 years
Leasehold improvements	shorter of lease term or estimated useful life

Normal repairs and maintenance are expensed as incurred. The costs and related accumulated depreciation of assets sold or disposed of are removed from the balance sheet and any resulting gain or loss is included in the consolidated statement of operations.

Equity Investments

Investments in 20% to 50% owned companies, in which the Company has the ability to exercise significant influence over operating and financial policies of the invested company, but does not control the entity, are accounted for using the equity method. Non-marketable equity investments are recorded using the cost method or the equity method of accounting, depending on the facts and circumstances of each investment. Non-marketable investments in preferred shares that that do not meet criteria of in-substance common stock are accounted at cost. The Company’s non-marketable equity investments are classified within other long-term assets on the consolidated balance sheets.

Under current accounting guidance, the Company is exempt from estimating the annual fair value of the cost method investment if no impairment indicators are present because it meets all the following criteria: is a non-public entity, has total assets less than $100 million as of the financial reporting date and has no instrument that, in whole or in part, is accounted for as a derivative instrument.  The Company assesses annually if there are any identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment which may indicate impairment.  See Note 7 for additional investment information.

Classified Ventures, LLC

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

Goodwill

Goodwill represents the excess of the total purchase price of acquisitions over the fair value of the acquired assets. Goodwill is not amortized, but is subject to an impairment review annually and whenever indicators of impairment exist. Starting in 2012, the option was available to the Company to use the qualitative assessment of impairment.  The Company chose to test for goodwill impairment, at the reporting unit level, using the two-step process. The first step involves a comparison of the estimated fair value of each reporting unit with its carrying value. Fair value is estimated using discounted cash flows of the reporting unit based on planned growth rates, and estimates of discount rates and residual values. If the carrying value exceeds the fair value, the second step of the process is necessary. The second step measures the difference between the carrying value and implied fair value of goodwill. If the carrying value exceeds fair value, goodwill is considered impaired and is reduced to fair value.  The Company has goodwill as a result of its past acquisitions.  See Note 5 for additional goodwill disclosures.

Valuation of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets to be held or used whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset is considered impaired when the projected undiscounted cash flows are less than the carrying value. No impairment losses were incurred in 2012 and 2011. In 2010, impairment losses incurred were immaterial.

Website and Product Development Costs

Website product development costs are capitalized based upon the nature of the costs incurred and the stage of the website’s development.

For software developed or obtained for internal use, the Company capitalizes costs based upon the nature of the costs incurred and the stage of software development. Internal-use software costs capitalized were immaterial for 2012 and 2011.

Advertising Expenses

The Company expenses all advertising costs as incurred.  Total advertising expense was $86.4 million, $77.3 million, and $67.2 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Income Taxes

As a limited liability company, the Company, excluding HomeGain, is generally not subject to income taxes. HomeGain, a C corporation, accounts for income taxes in accordance with ASC 740, Income Taxes, and related accounting guidance.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but are not limited to, the accounting for: allowance for uncollectible accounts receivable, depreciation and amortization, useful lives of definite-lived assets, accrued expenses, goodwill, commitments and contingencies, among others.

Classified Ventures, LLC

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of accounts receivable. To date, accounts receivable have primarily been derived from advertising fees billed to Affiliates, auto dealers, property managers, private parties, banner and sponsorship advertising clients and automobile manufacturers located in the United States. At December 31, 2012 and 2011, net accounts receivable from total Affiliates was $11.0 million and $10.6 million, respectively, which represented 15% and 18%, respectively, of the net accounts receivable. At December 31, 2012 and 2011, net accounts receivable from Investor Affiliates was $8.5 million and $8.2 million, respectively, which represents 12% and 14%, respectively of the net accounts receivable. At December 31, 2012 and 2011, net accounts receivable from Non-Investor Affiliates was $2.5 million and $2.4 million, respectively, which represents 3% and 4%, respectively of the net accounts receivable.

No Affiliate individually had accounts receivable greater than 10% of the consolidated total. The Company requires no collateral to support accounts receivable and maintains reserves for potential credit losses. Historically, such losses have been within management’s expectations. The Company maintains reserves based upon the expected collectability of accounts receivable and establishes specific reserves when appropriate. The Company also has potential credit risk concentration in the auto manufacturing and newspaper publishing sectors. Of the gross accounts receivable balance of $74.6 million and $61.2 million as of December 31, 2012 and 2011, respectively, the auto manufacturing and newspaper publishing sectors represent 26% and 27% and 15% and 27%, respectively as of December 31, 2012 and 2011.  No individual customer had a significant revenue concentration.

Changes in the allowance for doubtful accounts are as follows:

	2012	2011	2010
Balance at January 1	$1,818	$2,388	$2,786
Charges to expenses	2,453	1,302	2,120
Write-offs, net of recoveries	(2,413)	(1,872)	(2,518)
Balance at December 31	$1,858	$1,818	2,388

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities.  Due to the short-term nature of these items, the carrying values are deemed to approximate fair value.

Classified Ventures, LLC

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

2.              Recently Issued Pronouncements

In July 2012, the FASB issued guidance related to the testing of indefinite-lived intangible assets for impairment.  The guidance provides an entity the option to first assess qualitative factors to determine whether events or circumstances indicate that it is more likely than not that the indefinite-lived asset is impaired.  If an entity concludes that it is more likely than not that an indefinite-lived intangible asset is not impaired, no further analysis is required.  However, if an entity concludes otherwise, it would be required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount.  The guidance also gives the entity the option to bypass the qualitative assessment for any period and proceed directly to performing the quantitative impairment test and resume performing the qualitative assessment in any subsequent period. The Company adopted this guidance for fiscal years beginning on January 1, 2012 and it did not impact the Company’s consolidated financial statements.

3.              Operating Leases

The company is obligated as lessee under certain non-cancelable operating leases for office space, and is also obligated to pay insurance, maintenance and other executory costs associated with the leases. Rental expense during 2012, 2011 and 2010 was approximately $6.3 million, $5.7 million and $5.2 million, respectively.

Future minimum operating lease payments at December 31, 2012 are as follows:

2013	$7,500
2014	6,559
2015	5,227
2016	5,270
2017 and thereafter	3,810
Total	$28,366

4.     Property and Equipment

Property and equipment at December 31, 2012 and 2011 consisted of the following:

	2012	2011
Computer software and hardware	$41,788	$33,411
Furniture and equipment	5,800	6,386
Leasehold improvements	6,113	5,877
	53,700	45,674
Less accumulated depreciation	(33,794)	(28,422)
Total	$19,906	$17,252

Depreciation expense was $9.0 million $8.6 million and $8.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Classified Ventures, LLC

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

5.              Goodwill

Management has determined the Company has three reporting units - Cars, Apartments and HomeGain. The goodwill is allocated as $12.4 million in the Cars reporting unit and $3.5 million in the Apartments reporting unit. The Company performs the required annual impairment assessment of its goodwill in the fourth quarter. Due to the continuing economic challenges in the real estate market and its effect on HomeGain’s financial results, the Company recognized an $11.5 million impairment charge to goodwill which was recorded as a result of the annual impairment test in 2010.  The accumulated impairment loss as of December 31, 2012 and December 31, 2011 is $85.6 million.  There is no goodwill remaining in the HomeGain reporting unit after the impairment.

Management determined that the fair value of the Cars and Apartments reporting units exceeded the respective carrying value significantly and accordingly, goodwill within these reporting units was not determined to be impaired.  Management will continue to evaluate for impairment of goodwill, if any, based on further declines in the real estate market or other impairment triggers.

6.              Definite Lived Intangible Assets

The Company has definite lived intangible assets from recent acquisitions which consist primarily of unamortized assets that fully expire in the year 2020. The following table sets forth balance sheet information for intangible assets subject to amortization, excluding goodwill:

	URL/Domain		Vendor &
	and Trade	Customer	Affiliate	Overall
	Names	Relationships	Relationships	Technology	Patent	Total
At December 31, 2012
Gross intangible assets	$2,136	$1,590	$360	$4,200	$510	$8,796
Accumulated amortization	(2,135)	(1,590)	(360)	(4,192)	(176)	(8,453)
Intangible assets, net	$1	$—	$—	$8	$334	$343

	URL/Domain		Vendor &
	and Trade	Customer	Affiliate	Overall
	Names	Relationships	Relationships	Technology	Patent	Total
At December 31, 2011
Gross intangible assets	$2,136	$1,590	$360	$4,200	$510	$8,796
Accumulated amortization	(2,034)	(1,590)	(357)	(4,092)	(122)	(8,195)
Intangible assets, net	$102	$—	$3	$108	$388	$601

Amortization expense was $0.3 million, $0.5 million and $0.7 million for the years ended December 31, 2012, 2011 and 2010, respectively. Based upon the current amount of intangibles subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows:  2013: $0.1 million; 2014: $0.05 million; 2015: $0.05 million; 2016: $0.05 million; 2017: $0.05 million.  The useful lives range from 1- 9 years.

Classified Ventures, LLC

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

7.              Business Investments

In November 2012, the Company invested $5.0 million for a 25% interest in RepairPal, an online marketplace offering consumers a price estimator for car repairs and an ability to research repair shop reviews, for preferred stock, initially convertible into an equal number of shares of common stock.  Each share of preferred stock carries a number of votes equal to the number of shares of common stock, has substantive liquidation preference and is not actively traded.

The Company accounts for its investment in RepairPal under the cost method. While the Company believes it has the ability to exercise significant influence, it has determined that its investment was not substantially similar to common stock on the acquisition date because it has a substantive liquidation preference over common stock.  This factor precludes the Company from accounting for the investment under the equity method.

The aggregate carrying amount of the investment at December 31, 2012 is $5.0 million.  The Company did not estimate the fair value of the investment because it did not identify any events or circumstances that may have had a significant adverse effect on the investment’s value.

8.              Discontinued Operations

In the fourth quarter of 2012, the Company executed a letter of intent to sell its HomeGain subsidiary and exclusive negotiation rights were assigned to a buyer as of December 31, 2012.  The statement of operations for 2012, 2011 and 2010 includes results from HomeGain.  See Note 17 for subsequent event disclosures.

Results of the discontinued operations at December 31 are summarized as follows (in thousands):

	2012	2011	2010
Total revenue	$8,312	$11,795	$13,023
Total expenses	9,061	12,111	25,145
(Loss) from discontinued operations (including goodwill impairment charges of $11,513 in 2010)	$(749)	$(316)	$(12,122)

Assets and liabilities of discontinued operations, excluding intercompany notes receivable, at December 31 are summarized as follows (in thousands):

	2012	2011
Current assets	$2,803	$3,685
Net property and equipment	327	598
Other assets	(1,338)	(892)

Assets of discontinued operations	$1,792	$3,391

Current liabilities	$905	$1,758
Other liabilities	250	247

Liabilities of discontinued operations	$1,155	$2,005

Classified Ventures, LLC

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

9.              Related Party Transactions

Net sales to Investor Affiliates totaled $79.6 million, $70.9 million and $64.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. Commissions to the Affiliates totaled $19.8 million, $15.2 million and $13.2 million for years ended December 31, 2012, 2011 and 2010, respectively.  Net accounts receivable from Investor Affiliates totaled $8.5 million and $8.2 million as of December 31, 2012 and 2011, respectively.

Pursuant to Affiliate Agreements between the Company and each of its Affiliates, Affiliates are assigned a sales territory to sell the Company’s products on a wholesale/retail basis. The Affiliate Agreements specify print and online promotion obligations of the Affiliate, bar the Affiliates from engaging in specified activities and identify performance obligations of the Company and the Affiliate. Each Investor owned Affiliate Agreement contains language requiring the Company to treat all similarly situated Investor Affiliates equally.

The Company also has a shared service agreement with HomeFinder.com as a result of the spin-off that occurred in March 2009. Under the agreement, the Company provides legal, facilities, technology, office space, accounting, and human resource services to HomeFinder.com at cost without any markup on the services. Total shared service revenue recognized for 2012, 2011 and 2010 was $2.1 million, $2.9 million and $3.2 million, respectively, to offset the $2.1 million, $2.9 million and $3.2 million of incurred expenses in 2012, 2011 and 2010. HF shared services revenue is included within the net revenue line item on the income statement.

10.       Fair Value Measurements

The Company accounts for certain items using the fair market value method of accounting which establishes a fair value hierarchy for those items measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s assumptions (unobservable inputs).  The fair value hierarchy consists of the following three levels:

•                  Level 1- Quoted prices in active markets that the Company has the ability to access for identical assets or liabilities;

•                  Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•                  Level 3 - Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Company’s management about the assumptions market participants would use in pricing the asset or liability.

The Company’s financial assets and liabilities that are carried at fair value on a recurring basis in the consolidated balance sheet include the Long Term Incentive Plan (“LTIP”) assets and liabilities and marketable securities.

Classified Ventures, LLC

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

The following table presents the LTIP investments carried at fair value as of December 31, 2012, by category on the consolidated balance sheet in accordance with the valuation hierarchy defined above:

	Level 1	Level 2	Level 3	Total
Cash	$471	$—	$—	$471
Mutual funds	8,589	—	—	8,589
Fixed income fund	—	2,039	—	2,039
	$9,060	$2,039	$—	$11,099

The following table presents the LTIP investments carried at fair value as of December 31, 2011, by category on the consolidated balance sheet in accordance with the valuation hierarchy defined above:

	Level 1	Level 2	Level 3	Total
Cash	$148	$—	$—	$148
Mutual funds	8,144	—	—	8,144
Fixed income fund	—	2,125	—	2,125
	$8,292	$2,125	$—	$10,417

The following is a description of the Company’s valuation methodologies for assets and liabilities measured at fair value.

Fair value for mutual funds is measured using quoted market prices at the reporting date multiplied by the quantity held.

The Company has an investment in a commingled fund for which quoted market prices are not available. The value of the investment represents the net asset value as provided by the trustee.  Management performs its own pricing diligence by reviewing the net asset value and by obtaining audited financial statements from the trustee.

11.       Retirement Plan

The Company has a 401(k) Retirement Savings Plan, which is qualified under Section 401(k) of the Internal Revenue Code and for which all full-time Company employees are eligible. Participants are eligible on the first day of the quarter following the date of hire after one month of service and are allowed to make tax-deferred contributions up to 100% of annual compensation, subject to limitations specified by the Internal Revenue Code.

The Company match is 100% of the employee’s contribution up to 3% of the employee’s salary, and thereafter 50% of the employee’s contribution, until the employee’s contributions reach 5% of the employee’s salary. All employees are fully vested immediately. For the years ended December 31, 2012, 2011 and 2010, the Company expensed matching contributions in the amounts of $3.0 million, $2.7 million and $2.3 million, respectively.

Classified Ventures, LLC

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

12.       Class A Common Units and Members’ Equity

As of December 31, 2012, 2011 and 2010, there were 184.9 million authorized, issued and outstanding Class A common units and 1.6 million authorized and issued Class B common units, none of which were outstanding. Class A common units have voting rights of one vote per unit.

In December 2012, 2011 and 2010, the Company declared a dividend of $74 million, $68 million and $95 million, respectively. The dividends were treated as a return of capital to Investors given the accumulated deficit balance. The entire $74 million dividend was declared and paid in December 2012.  Of the $68 million dividend declared in December 2011, $49 million was paid to Investors and $19 million was held in restricted cash at the request of one Investor. Of the $95 million dividend declared in December 2010, $69 million was paid to Investors and $26 million was held in restricted cash at the request of one Investor.  The 2011 and 2010 held dividends totaling $45 million were paid to the one Investor on February 9, 2012, and zero is remaining in restricted cash.

13.       Long-Term Incentive Plan

In June 2001, the Company’s LTIP was established. The Company, at its discretion, may designate up to 60 key employees to participate in the LTIP and may make annual contributions to the participants’ account. The contributions are invested at the participant’s direction among investment options including mutual funds and money market funds. In 2012, 2011 and 2010 the Company contributed $2.4 million, $2.8 million and $2.2 million, respectively. The total amount contributed by the Company is marked to market quarterly and any unrealized gains (losses) are recognized through the income statement.

The amounts contributed to participants’ accounts vest over a three-year period. One-third of the amount contributed in a plan year (and any increases or decreases in the account as a result of income, gains, losses or costs allocated to the account) vests and is payable on February 15th of each of the three succeeding plan years after the plan year in which the contribution was made.  Once a portion of an award vests, it is either deferred for one year or paid to the participant. This initial deferral election is made by the participant prior to the plan year for which the award was issued. One year following the vesting date, that same portion of the deferred award is either deferred for five years or paid to the participant.  This subsequent deferral election is made not later than December 31st of the plan year prior to the plan year for which the award was issued. If a participant is involuntarily terminated other than for cause as defined by the plan, the participant’s account becomes 100% vested and distributed.  If a participant resigns, the vested portion of the participant’s account is distributed and the unvested portion is forfeited. The forfeited funds are retained within the Trust and used to offset future contributions. For the year ended December 31, 2012 the forfeitures were $0.5 million and immaterial for the years 2011 and 2010.

The Company applies accounting guidance for stock appreciation rights and other variable stock option or award plans for the cash awarded under this deferred compensation plan. Under this plan, deferred compensation expense was $1.5 million, $2.4 million and $2.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. The deferred compensation liability was $9.7 million, and $9.9 million at December 31, 2012 and 2011, respectively.

Classified Ventures, LLC

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

14.       Share Appreciation Rights Plan

Effective as of January 1, 2012, the Company established a Share Appreciation Rights (SAR) Plan. The Classified Ventures Share Appreciation Rights Plan is intended to motivate certain key employees of Classified Ventures, LLC to maximize their contributions to the long-term success of the Company and to encourage them to remain in the employ of the Company through awards of Share Appreciation Rights.  The Compensation Committee of the Company, at its discretion, may designate key employees to participate in the plan.  Eligible participants will receive a number of stock appreciation rights annually that  entitle the employee to receive the appreciation in the fair market value of a share from the date of grant up to a specified date or dates plus an amount equal to the distributions per share (adjusted using an assumed 40% corporate tax rate).  Benefits paid under this plan will be made in cash, not common stock, at the end of the three year vesting period from the original grant date.  Expenses related to the Share Appreciation Rights Plan have been recorded in accordance with the accounting standards for share based payments.  Due to the cash settlement at the end of the performance period, the awards are classified as a liability and are remeasured each reporting period at fair value.

Under the SARs Plan, deferred compensation is based upon award of share appreciation rights, the value of which is related to the appreciation in the value of the common units of the Company.  Awards granted in a given year vest to the participant over a three-year period and are settled in cash at the end of the three-year performance period.  In 2012, the Company awarded $3.3 million to participants with a base price of $4.19 per right.  The price was determined by a third party valuation analysis which based the company value on the combination of income and market approaches.  Upon the settlement of vested rights, the participant receives a lump sum cash payment in an amount equal to (i) the value of a common unit as of the date of settlement less (ii) the grant price value of a common unit on the grant date, plus dividend distributions per unit.

Appreciation rights outstanding and exercisable as of December 31, 2012 and changes during the year ended were as follows:

			Remaining
		Weighted	Avg.	Aggregate
	Rights /	Avg. Grant	Contract	Intrinsic
	Units	Price	Terms	Value
	(in thousands)	(per right)	(in years)	(in thousands)
Rights outstanding as of December 31, 2011	—	$—
Granted	3,298	4.19
Exercised	—	—
Forfeited or terminated	(388)	4.19
Rights outstanding as of December 31, 2012	2,910	$4.19	2.0	$1,710

Rights exercisable as of December 31, 2012	970	$4.19	2.0	$570

The Company measures the cost associated with awards issued under the SARs Plan using a graded vesting intrinsic value method, which includes a price increase in market value and a dividend component.  Under this method, the cost of services related to the SARs Plan reflects changes in the Company common unit price and the relative vesting period of the rights.

Classified Ventures, LLC

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

SARs expense was $0.6 million for the 2012.  No SARs Plan expense was capitalized as part of an asset and no significant plan modifications impacted the recorded expense in any of the reported years.  At December 31, 2012, there was $0.6 million of deferred compensation liability related to the SARs Plan.

The following table summarizes the aggregate intrinsic value, which includes a dividend component, related to nonvested SARs as of December 31, 2012:

		Increase in	Aggregate
	Rights /	Intrinsic	Intrinsic
	Units	Value	Value
	(in thousands)	(per right)	(in thousands)
Exercised rights	—	—	—
Vested rights outstanding	970	$0.59	$570

Total unrecognized compensation cost related to nonvested SARs, which includes a dividend component, is estimated to be $1.1 million at December 31, 2012.  This cost is expected to be recognized over a remaining weighted-average vesting period of 2.0 years.

15. Income Taxes

As a limited liability company, earnings are included in the income tax returns of the Investors with the exception of its HomeGain subsidiary, which is a C corporation acquired June 30, 2005.

HomeGain had deferred tax assets of approximately $19.8 million and $19.9 million as of December 31, 2012 and 2011, respectively, relating primarily to federal and state net operating loss carryforwards. Realization of the deferred tax assets is dependent upon future taxable income, the amount and timing of which are uncertain. Accordingly, the net deferred tax assets at December 31, 2012 and 2011 have been fully offset by a valuation allowance of $19.8 million and $19.9 million, respectively. HomeGain had federal net operating loss carryforwards of approximately $49.4 million and $48.4 million as of the year ended December 31, 2012 and 2011 respectively. The federal net operating loss carryforwards will begin to expire in 2019, if not utilized. No adjustments for uncertain tax positions, interest, or penalties were recorded at December 31, 2012, 2011 and 2010.

16. Commitments and Contingencies

The Company is party to lawsuits arising out of the normal course of business.  Management believes the final outcome of such litigation will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Classified Ventures, LLC

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

17. Subsequent Events

The Company assessed events occurring subsequent to December 31, 2012 and through February 22, 2013, for potential recognition and disclosure in the consolidated financial statements. As of this date, no material subsequent events exist.

The Company determined, other than as disclosed below, that there were no subsequent events or transactions as of February 22, 2013 that required recognition or disclosure in the consolidated financial statements.

On February 4, 2013, the Company sold various assets and liabilities related to HomeGain for $4.0 million, of which $3.6 million consisted of immediate cash and the remaining $0.4 million to be paid in one-year, subject to working capital adjustments.  The sale resulted in a gain of approximately $3.4 million.